4-3-02

02030311

897448

EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: April 3, 2002

Commission file number 0-21392

AMARIN CORPORATION PLC

(Exact name of Registrant as Specified in its Charter)

ENGLAND
(Jurisdiction of Incorporation or organization of Issuer)

7 Curzon Street
London W1J 5HG, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

Enclosures:

Material Events

(a) Amarin Corporation plc announces that convertible preference shares held by a subsidiary of Elan Corporation plc have been converted into ordinary shares of Amarin.

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration Statement No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARIN CORPORATION PLC

By: ______________________________
Richard A B Stewart
Chief Executive Officer

Date: April 3, 2002

Index to Exhibits

Exhibit (a)

FOR IMMEDIATE RELEASE

Contacts:

Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2440
Email: rick.stewart@amarincorp.com

Nigel Bell
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2444
Email: nigel.bell@amarincorp.com

AMARIN CORPORATION ANNOUNCES PARTIAL CONVERSION OF CONVERTIBLE PREFERENCE SHARES BY ELAN

London, United Kingdom, April 3, 2002 -- Amarin Corporation plc (NASDAQ: AMRN) today announced that Elan International Services, Ltd, a subsidiary of Elan Corporation plc, has converted 2,129,819 shares of its Amarin convertible preference stock into 21,298,190 shares of Amarin ordinary stock (equivalent to 2,129,819 American depositary shares). This conversion is in accordance with the terms of the subscription agreement entered into by Elan and Amarin in November 1999. Following this conversion, Elan now owns approximately 27 percent of Amarin's undiluted shares outstanding.

"We are very pleased that Elan responded favourably to our request to convert a significant portion of their convertible stock into ordinary shares of Amarin, and we are delighted to have Elan as a long term shareholder" said Rick Stewart, chief executive officer. "This action begins to simplify our capital structure and provides greater clarity and transparency to all who follow our Company."

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The Company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. For press release and other Company information, visit our website at http://www.amarincorp.com

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2000 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.

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